Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-162033
January 14, 2011

FWP
NOTICE

The Teucrium Commodity Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Teucrium Commodity Trust has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained at http://www.teucriumcornfund.com/pdfs/corn-prospectus/pdf or by calling toll-free (888) 219-8861.

On January 7, 2011, HardAssetsInvestor.com published an interview with Sal Gilbertie, President of Teucrium Trading, LLC, entitled “Sal Gilbertie: CORN and Next-Gen Commodity ETFs.”  A copy of the article is set forth below.

HardAssetsInvestor.com is a third-party research-oriented website devoted to sharing ideas about hard assets investing for both individual and institutional investors. It is published by Van Eck Associates Corporation.  HardAssetsInvestor.com and Van Eck Associates Corporation are wholly unaffiliated with Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Funds, and neither Teucrium Trading, LLC, the Teucrium Commodity Trust, nor the Teucrium Funds has made any payment or given any consideration to HardAssetsInvestor.com or Van Eck Associates Corporation in connection with the article below or any other matter published by these entities concerning Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Funds.

January 07, 2011 3:06 pm EST

Newcomer Teucrium Trading made quite a splash on the commodity ETF scene last year with the Teucrium Corn Fund (NYSE Arca: CORN), the market’s first pure-play corn futures ETF. The fund, which holds a basket of future contracts across the curve, has already attracted more than $42 million in assets just six months after its launch. In fact, CORN has been so successful that the firm has already filed for five additional funds, including ETFs in natural gas, crude, sugar, soybeans and wheat.

When it comes to commodities, Teucrium co-founder and president Sal Gilbertie is no novice. Gilbertie has worked in the space since 1982; most recently, he was Newedge USA’s head of Renewable Fuels/Energy Derivatives OTC execution desk, and an active market maker and derivatives trader. Prior to that, he was principal and co-founder of Cambial Asset Management and Cambial Financing Dynamics, a boutique investment bank.

HAI Editor Lara Crigger sat down with Gilbertie to discuss Teucrium’s success, including the economic pervasiveness of corn, what’s really behind CORN’s high expenses, and why if interest rates rise, futures-based ETFs could essentially be considered free.

Crigger: As analysts and pundits look toward 2011, one common theme seems to spring up again and again: food prices will rise. What do you think?

Gilbertie: While we’re not in the business of making price calls—our business is making products—my take on it is that, yes, globally, we are running pretty tight.

Most people not in the agriculture or food space would be shocked at the pervasiveness of agricultural commodities in our economy—particularly corn. And I’m not just saying that because we have a corn fund. Corn is the second most pervasive commodity in the world, behind energy.

For example: You take your SUV and pull into a service station. You’ll use a bushel of corn in filling up your fuel tank; fuel is the second largest use of corn. When you walk into that station and buy that beef jerky snack? There’s corn’s number one use – in animal feed for protein consumption. The three and four top uses are sugars and starches, which you get when you grab your bottle of soda to drink with your corn chips. Oh, and that bottle the soda’s in is likely made from polymers created from corn – for certain, the safety seal comes from corn-based polymers. Then, when you sign your credit card slip, that piece of paper is held together by cornstarch. Corn is everywhere.

But what people don’t understand is that even though corn is grown every year, its inventories are pretty low. We don’t have the stores on hand to get through a massive crop failure. Every year, the supply side of agriculture is a tenuous situation: If you put one seed in the ground, you have just one season, one shot, to grow it in. If there’s any blip in production, even a minor pullback, you have a problem. The world can come together and solve a metals supply shortage, but there’s nothing anybody can do about a crop failure.

Crigger: Given that corn is so integral to our economy, why do you think it took so long to see a pure-play ETF on the commodity?

Gilbertie: Two reasons. One, the barriers to entry are pretty significant, and even since we launched Teucrium, they’ve become even more significant. One, it’s simply expertise: Bringing commodities knowledge into a securities space is really hard. Two, it takes a lot of resources – money and time and a lot of hard work to bring one of these products to the market. It took a year solid, maybe 18 months, just focusing on corn to bring it to market. That’s significant time and capital.

The first generation of commodity funds out there were all created by financial professionals, so they were financially engineered by bankers, financial professionals, and so on. They had a really good concept, but the next generation, where Teucrium is, is significantly better. We’re making commodity-specific improvements to what’s out there, so some of the pitfalls that happen with prior products won’t happen with ours.

Crigger: And so how do you do that?

Gilbertie: First, we concentrate in single commodity funds, because then it’s easier for us to make a pre-defined benchmark.

Our products are formula-based. Everybody knows what our benchmark is. It’s not changing from month to month. In CORN, you know you’re always in the second month futures contract, always in the third month, and always in a December following the third month.

Crigger: Why December, specifically?

Gilbertie: December is in the formula because it’s a crop year. So with CORN, you’re always in a crop year – in fact, often, because of the formula, you’re in two crop years. So investors that have longer than a 30-day time horizon for their investment, they want to participate in the curve. They need to be invested in the curve. That’s what Teucrium does.

Our commodity-specific benchmark gives investors who want to buy-and-hold for a certain period of time--basically longer than a roll yield--the ability to participate in the futures price movements on a mitigated contango and backwardated basis. Contango is not always bad. Backwardation is not always good. You can’t predict when it’s going to be what, so the best thing is to just strip it out.

Crigger: Are the formulas for your funds gears specifically toward capturing seasonality in their markets?

Gilbertie: It is definitely seasonality, and acquiescing to liquidity, volume and open interest patterns. I have liquidity on a cellular level; my whole career since 1982 has been providing liquidity for industrial players over the counter. I’m not going to design a product that’s not ultra-liquid.

Will we ever be as liquid as some of the most popular commodity funds out there? No, nobody will ever be as liquid as those guys that trade one single month, which is an easy arbitrage for the market makers. We trade three months, so it’s just a slightly more difficult arbitrage for a market marker. But the fact that our benchmark is known and doesn’t deviate from month to month – if we use CORN as an example, it’s always second month, third month and a December  – that is so easy for APs and banks and other participants to arbitrage. That’s why you see the CORN fund doing so well.

Crigger: CORN’s expense ratio is on the higher side for an ETF. What’s behind the expense ratio for this fund?

Gilbertie: I’m glad you asked that. There are certain costs that are the same for every ETF: You’ve got ten basis points for marketing and distribution; ten basis points for custodial; ten basis points for everything else like accounting, and so on. And there are minimum fees associated with that – for marketing bill, for example, you’ll pay ten basis points or $100,000, whichever is greater. We used $30 million under management as the example on our expense page, so if you’ve only got $30 million in your fund, obviously the minimum payment will skew your fees.

We didn’t feel like refilling CORN, but if you look at all our other filings, it’s basically between 1.34% and 1.37%. If you look at anybody else’s ETF, they’re also charging that 0.34-0.37%. That’s because wehave all have the same charges. We all use the same people: the same custodians, the same marketers, etc.

What’s different is our management fee. We charge 100 basis points. If you notice that on many new filings, everyone’s going toward between 80 and 95 basis points. We believe that fees will only rise, because the barriers to entry in the space are becoming so great, and the legal bills for staying in operation and compliance are greater.

 Crigger: But isn’t one of ETFs’ greatest advantages over mutual funds their lower cost?

Gilbertie: Correct. ETFs are so much less expensive than mutual funds it’s unbelievable. And they’ll always be that way. Now, CORN is an anomaly because of the way we filed.  All our other funds are 1.34-1.37%, so we’re right in line with everyone else.

But one thing people don’t realize is that commodity-based futures ETFs are unique in that we get all this cash. We’re unleveraged. We put 8-10% margin down for the notional amount of the commodity we control, and all of that money – because you earn money in your margin account and you earn interest on the 90% that’s not in your margin account – all of that accrues to the fund.

So if you look on any fee page, the interest earned by the fund is included in the fee table, and because interest rates are really low now, it’s really not a factor.  But if and when interest rates rise above 1.34%, or whatever your fee is, ETFs are essentially free.  Futures-based commodity ETFs are free to the investor.  In fact, if the interest rate goes above 1.34% or whatever your total fee is, we’re going to have an issue with tracking error.

Crigger: Teucrium has several other commodity ETFs in registration. Can you give any word on when those funds will launch?

Gilbertie: On Natural Gas [the Teucrium Natural Gas Fund (NYSE Arca: NAGS)] and Crude [the Teucrium WTI Crude Oil Fund (NYSE Arca: CRUD)], we can.

Once you get posted in the Federal Registry, post-Dodd/Frank you now have a 45-day window where you have to wait. That window ends for natural gas on January 31st.  Assuming they go until the last day, and it takes a few days to get everything going, then the latest we’ll list is the first week of February.  We do anticipate a last week of January launch for natural gas.

And it just so happens that today [Thursday, 1/6/11], the crude fund was added to the Federal Registry.  So 45 days from today, plus 2 or 3 days, since after we get approval, it takes us a few days to seed and launch.